Exhibit 99.1

Bona Film Group Announces Shareholder Resolutions Adopted at Extraordinary General Meeting

BEIJING — February 13, 2015 — Bona Film Group Limited (“Bona” or the “Company”) (NASDAQ: BONA), a leading film distributor and vertically integrated film company in China, today announced that all measures were approved at its Extraordinary General Meeting held in Beijing on February 13, 2015.

The resolution that was approved at the meeting was the amendment to the Company’s 2010 Stock Incentive Plan to increase the number of ordinary shares that may be issued pursuant to that plan from 6,280,469 shares to 8,550,885 shares.

For more detailed information regarding these resolutions, please review the Notice of the Extraordinary General Meeting available on Bona’s investor relations website at http://ir.bonafilm.cn/.

About Bona Film Group Limited

Bona Film Group Limited (Nasdaq: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates twenty-two movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

The Bona Film Group Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=15750

Contact Us

In China:	In the U.S.:
Peng Li	The Piacente Group, Inc.
Bona Film Group Limited	Investor Relations
Tel: +86-10-5631-0700-398	Don Markley
Email: ir@bonafilm.cn	Tel: (212) 481-2050
Email: bona@tpg-ir.com